UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 0-30777

CUSIP NUMBER 694552100

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pacific Mercantile Bancorp.
Full Name of Registrant

N/A
Former Name if Applicable

949 South Coast Drive, Suite 300 Costa Mesa, CA 92626
Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution Report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Prior to the completion of the audit of our consolidated financial statements for the year ended December 31, 2008 (“fiscal 2008), we concluded that it would be necessary for us to establish a valuation allowance for our deferred tax asset as a result of a determination that it was no longer more likely than not that we would be able to use the deferred tax asset, in full, prior to the expiration of the tax deductions and tax credit carryforwards comprising that asset. We were unable to finalize the determination of the amount of that valuation allowance in time to file our Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) by the filing deadline of 2:30 PM, West Coast Time, on March 16, 2009. However, we now expect to be able to make that determination in time for us to complete and file the Form 10-K by no later than Tuesday, March 17, 2009.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Nancy A. Gray	(714)	438-2525
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state reasons why a reasonable estimate of the results cannot be made.

We will be reporting a pre-tax loss for the year ended December 31, 2008 of approximately $15.7 million, as compared to pre-tax income of $9.4 million for the year ended December 31, 2007. Based on preliminary financial data, we expect to recognize an income tax benefit of approximately $3.7 million for 2008, net of a valuation allowance of approximately $3.0 million. As a result, we expect to report a net loss of nearly $12.0 million, or $1.14 per diluted share, for fiscal 2008, as compared to net income of nearly $5.8 million, or $0.53 per diluted share, for the year ended December 31 2007.

Our expected fiscal 2008 results of operations primarily reflect the adverse effects on our business of the worsening economic recession and credit crisis which, since mid-2008, have led to a severe tightening of available credit, instability in the credit and financial markets, decreases in business and consumer spending, increases in real estate and commercial loan defaults, both by consumers and businesses, and increases in unemployment throughout the United States. Due primarily to these conditions, like other banking and financial services businesses, we experienced a substantial increase in loan defaults and non-performing loans in 2008. As a result, it became necessary for us to recognize net loan charge-offs and write-downs totaling approximately $12.4 million in fiscal 2008, which required us to make provisions for loan losses of approximately $21.7 million in order (i) to absorb those loan charge-offs and write-downs and (ii) then, to increase the allowance for loan losses at December 31, 2008 to approximately $15.5 million to provide for possible future loan charge-offs and write-downs. By comparison, we recognized loan charge-offs and write-downs of $1.8 million and made provisions for possible loan losses of approximately $2.0 million in fiscal 2007.

Notwithstanding the expected loss for 2008, we expect the ratio of our total capital-to-risk weighted assets, which is the principal federal regulatory measure of the financial strength of banking organizations, to be approximately 12%, as compared to a ratio of total capital-to-risk weighted assets of 10%, which is the capital ratio that a banking organization must achieve to be classified as “well-capitalized”, the highest of the capital standards established under federal banking regulations.

Cautionary Statements Regarding Forward Looking Information

This Form 12b-25 contains statements regarding our expectations, beliefs or views about our future financial performance and trends in our business or markets, which constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “project,” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Due to a number of risks and uncertainties to which our business is subject, our actual financial performance in the future may differ, possibly significantly, from our expected future financial performance as set forth in the forward-looking statements contained in this Form 12b-25.

These risks and uncertainties include, but are not limited to, the following: The risk that economic and market conditions will worsen for at least the first six months 2009, as a result of which we could incur additional loan and credit losses that would adversely affect our results of operations and cause us to incur a loss in 2009; the risk that economic activity in the United states will decline even further in 2009 as a result of the economic recession and credit crisis, which could lead to reductions in loan demand and, therefore, cause our interest income, net interest income and margins to decline in 2009; the possibility that the Federal Reserve Board will keep interest rates low in an effort to stimulate the economy, which could reduce our net interest margins and net interest income and, therefore, adversely affect our operating results; the prospect that government regulation of banking and other financial services organizations will increase, which could increase our costs of doing business and restrict our ability to take advantage of business and growth opportunities.

Additional information regarding these and other risks and uncertainties to which our business is subject will be contained in our Annual Report on Form 10-K for our fiscal year ended December 31, 2008, which we expect to file with the Securities and Exchange Commission by Tuesday, March 17, 2009. Due to those risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements contained in this Form 12b-25, which speak only as of its date, or to make predictions about future financial performance based solely on our historical financial performance. We also disclaim any obligation to update or revise any of the forward-looking statements as a result of new information, future events or otherwise, except as may be required by law or NASDAQ rules.

Pacific Mercantile Bancorp
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2009	By:	/s/ NANCY A. GRAY

INSTRUCTION:	The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).